UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 18, 2026

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: September 18, 2026

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

18 September 2026

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the “Company”) announces the following transactions by a person discharging managerial responsibility ("PDMR") and person closely associated ("PCA") with the PDMR in American Depositary Shares of the Company (each representing four ordinary shares with a nominal value of 25 pence each (“Shares”)) (“ADSs”) as set out below.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	C.S. Venkatakrishnan
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ADSs US06738E2046
b)	Nature of the transaction	Receipt of ADSs following conversion of Shares held by Computershare Investor Services plc
c)	Price(s) and volume(s)	Price(s)	Volume(s) of ADSs
		Not applicable	315,573
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2026-09-16
f)	Place of the transaction	Outside of a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	C.S. Venkatakrishnan P Venkatakrishnan
2	Reason for the notification
a)	Position/status	C.S. Venkatakrishnan: Group Chief Executive P Venkatakrishnan: PCA with Group Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ADSs US06738E2046
b)	Nature of the transaction	Transfer of ADSs held by Computershare Investor Services plc on behalf of C.S. Venkatakrishnan to a joint account held in the names of C.S. Venkatakrishnan and P Venkatakrishnan.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		Not applicable	315,573
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2026-09-18
f)	Place of the transaction	Outside a trading venue

For further information please contact:

Investor Relations	Media Relations
Marina Shchukina	Susie Guo
+44 (0) 20 7116 2526	+44 (0) 20 3555 2560
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